

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2023

Alexandra Solomovskaya
President
Orion Bliss Corp.
Ashdod
Kalonite 9-57
Israel 7724233

   Re: Orion Bliss Corp.
     Form 10-K for the fiscal year ended April 30, 2023
     Filed June 26, 2023
     File No. 333-257326

Dear Alexandra Solomovskaya:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Industrial Applications and Services